U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date: April 26, 2023

NEWS RELEASE 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY FILES ITS 2022 ANNUAL REPORT ON FORM 20-F,

PROVIDES CORPORATE UPDATE AND DECLARES CASH DIVIDEND

SHANGHAI (April 26, 2023) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is pleased to announce that it has filed its annual report on form 20-F for the year ended December 31, 2022 (the "Annual Report"), with the U.S. Securities and Exchange Commission, which includes updates on the Company's business. In addition, the Company announces that its board of directors has declared a cash dividend pursuant to its previously announced cash dividend policy.

The cash dividend of US$0.17 (C$0.23) per common share will be paid in US dollars on May 19, 2023, to shareholders of record on May 9, 2023. The ex-dividend date for the dividend will be May 8, 2023. The amount of this dividend was based upon the recent payments received from our iron ore royalty interest, and also considers the operational performance of the mine and the financial performance of the mine’s operator.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial condition and operating results.

We welcome any questions you may have and look forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read the entire Annual Report, which includes its audited financial statements and management's discussion and analysis for the year ended December 31, 2022, for a greater understanding of the Company's business and operations; and

-	direct any questions regarding the Company and the information in its Annual Report to the Company's North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with the Company's senior management.

A copy of the Annual Report, including the audited financial statements contained therein, is available under the Company's profile at www.sec.gov and on the Company's website at www.scullyroyalty.com. Shareholders of the Company may, upon request, receive a hard copy of such document free of charge by contacting the Company by email or telephone as set forth above.